

December 26, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Elevation Series Trust
        Issuer CIK: 0001936157
        Issuer File Number: 333-265972 / 811-23812
        Form Type: 8-A12B
        Filing Date: December 26, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of The Opal International Dividend Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications